FILED BY ASSURANT, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ASSURANT, INC.

COMMISSION FILE NO.: 001-31978

The Warranty Group At-A-Glance

WHO: The Warranty Group is one of the world’s premier global providers of warranty solutions and related benefits, with more than 50 years of experience and more than $6 billion in assets.

WHERE: With headquarters in Chicago, The Warranty Group currently operates in more than 35 countries worldwide.

WHAT: The Warranty Group provides underwriting, claims administration and protection plans to some of the world’s leading manufacturers, distributors and retailers of consumer goods, as well as specialty insurance products and services for financial institutions.

HOW MANY:

•	Client partnerships with the biggest and fastest growing Original Equipment Manufacturers (OEM), financial institutions, retailers and distributors
•	Broad suite of products and services sold through complementary distribution channels including vehicle service contracts and extended service contracts on appliances and electronics.
•	Track record of innovation; pioneered sales of automotive finance and insurance products
•	Strong U.S. auto business serving more than 5,300 dealerships, with a growing auto business in global markets
•	Vertically integrated to provide both insurance and administrative services
•	Strong, stable growth with predictable earnings
•	More than 1,600 employees worldwide

HOW: The Warranty Group owns and operates two wholly-owned principal insurance entities that underwrite their programs.

•	Virginia Surety Company, Inc. (founded in 1927) is the principal U.S. property and casualty insurance company of The Warranty Group, with a wide array of insured service plans and warranty products to protect automobiles, recreational vehicles, consumer electronics appliances, homes and more.

•	London General Insurance Company Limited is The Warranty Group’s European specialty property and casualty company. Its primary business is automobile, appliance and consumer electronics extended warranty.

Cautionary Statement

Some of the statements included in this communication, in particular with respect to the proposed transaction, the benefits and synergies of the transaction, including operating synergies, future opportunities for the combined company and any statements regarding the combined company’s future results, financial condition and operations, anticipated business levels and offerings, planned activities, anticipated growth, market presence and opportunities, strategies, competition and other expectations, targets and financial metrics for future periods, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s best estimates, assumptions and projections and are subject to significant uncertainties. Actual results may differ materially from those projected in the forward-looking statements. Assurant, Inc. (“Assurant” or the “Company”) undertakes no obligation to update any forward-looking statements as a result of new information or future events or developments. For a detailed discussion of the general risk factors that could affect the Company’s results, please refer to the risk factors identified in the Company’s annual and periodic reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Assurant and TWG Holdings Limited (“Parent”) that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed with the U.S. Securities and Exchange Commission (the “SEC”) that will provide full details of the proposed transaction and the attendant benefits and risk. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Assurant or Parent may file with the SEC or send to their stockholders in connection with the proposed transaction. Investors are urged to carefully read the registration statement on Form S-4, including the definitive proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the joint proxy statement/prospectus and all relevant documents filed by Assurant with the SEC free of charge at the SEC’s website www.sec.gov or through the Investor Relations page of Assurant’s website at http://ir.assurant.com as soon as reasonable practicable after the filing. Other information found on Assurant’s website is not part of this or any other report filed with or furnished to the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of any vote of approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Assurant may be deemed participants in the solicitation of proxies from its stockholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Assurant’s stockholders under the rules of the SEC is set forth in public filings filed by Assurant with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.